18006788

Washington, D.C. 20549

SEC Mail Processing Section

MAR 06 2018

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMB Distribution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 W Galena Street
(No. and Street)

Milwaukee (City) WI (State) 53212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Mortensen 414-299-2233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E Wisconsin Avenue (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Christine Mortensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UMB Distribution Services, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WADE DEARMOND
Notary Public
State of Wisconsin

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) ~~Statement of Financial Condition.~~ Balance Sheet
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition.~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income and Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 9
Supplemental Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Capital Rule	10
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of UMB Distribution Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UMB Distribution Services, Inc. (the "Company") as of December 31, 2017, the related statements of income and member's equity, and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2002.

Milwaukee, Wisconsin
February 26, 2018

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,949,449
Accounts receivable	230,622
Prepaid expenses	97,139
Other assets	3,197
Deferred tax assets – related party	3,507
TOTAL ASSETS	$ 2,283,914

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 71,300
Customer deposits	12,222
Taxes payable – related party	42,405
Deferred taxes payable – related party	1,009
TOTAL LIABILITIES	126,936
MEMBER'S EQUITY	2,156,978
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,283,914

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2017

REVENUES	
Distribution fees	$ 2,690,620
Other revenue	85,777
Total Revenues	2,776,397
EXPENSES	
Employee compensation	1,273,379
Management and administrative fees	885,137
Registration fees	60,175
Professional fees	17,100
General and administrative	172,555
Total Expenses	2,408,346
NET INCOME BEFORE INCOME TAXES	368,051
Income tax expense	142,380
NET INCOME AFTER INCOME TAXES	225,671
MEMBER'S EQUITY - Beginning of Year	2,931,307
Member's distributions	(1,000,000)
MEMBER'S EQUITY - END OF YEAR	$ 2,156,978

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 225,671
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable	10,240
Prepaid expenses	15,184
Other assets	(2,804)
Deferred tax assets	(1,291)
Customer deposits	12,222
Accrued expenses	56,750
Taxes payable – related party	(19,937)
Deferred income taxes payable	1,009
Net Cash Flows From Operating Activities	297,044
CASH FLOWS USED IN FINANCING ACTIVITIES	
Member's Dividends	(1,000,000)
Net Cash Flows Used In Financing Activities	(1,000,000)
Net Change in Cash and Cash Equivalents	(702,956)
CASH AND CASH EQUIVALENTS - Beginning of Year	2,652,405
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,949,449
SUPPLEMENTAL INFORMATION	
Income taxes paid	$ 162,599

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc. (the "Parent").

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2017 exceeded the $250,000 federally-insured limit at both of the financial institutions by $1,449,449.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. At December 31, 2017, no allowance for doubtful accounts was provided as all receivables are considered collectible.

Revenue

Revenue consists of fees for providing distribution and fulfillment services and is recognized when services are provided.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2017.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes (cont.)

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company files consolidated federal and state income tax returns with UMB Financial Corporation and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2014. Income taxes are computed utilizing the incremental consolidated tax rates. Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with the allocation of federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2017, the Company had no accrued interest or penalties related to uncertain tax positions.

Exemptive Provision

Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, also known as the customer protection rule, requires a broker-dealer that maintains custody of customer securities and cash to maintain (i) physical possession or control over customers' fully paid and excess margin securities and (ii) a reserve of cash or qualified securities in an account at a bank that is at least equal in value to the net cash owed to customers, including cash obtained from the use of customer securities.

The Company operates under the provisions of an exemption from Rule 15c3-3 provided in paragraph (k)(1) of Rule 15c3-3. In order to operate under the exemption provided for in paragraph (k)(1), a broker-dealer must satisfy the following three conditions: (i) transactions as principal of any company account are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or participations in an insurance company separate account; (ii) transactions as broker (agent) are limited to (a) the sale and or redemption of redeemable securities of registered investment companies or participations in an insurance company separate account, (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States and (c) the sale of securities for the account of a customer to obtain funds for the immediate reinvestment in redeemable securities of registered investment companies; and (iii) the broker or dealer promptly transmits all funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company meets all of the requirements necessary to claim the exemption provided for under paragraph (k)(1). The Company does not (i) conduct securities transactions as a principal; (ii) sell or redeem securities as an agent for customers and (iii) does not receive funds or securities in connection with activities as broker or dealer (and would transmit to the appropriate party promptly if so received), and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses including salaries, benefits, rent, and administrative expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $885,137 for the year ended December 31, 2017.

The Company operates out of a location shared with the Parent.

The Company has clients in common with the Parent, but provides independent services on behalf of those clients.

At December 31, 2017, net deferred tax assets were $2,498 and taxes payable to the parent were $42,405.

The Company had $1,000,000 in distributions to the Parent in 2017.

Scout Investments, Inc. & Scout Distributors, LLC

Scout Investments, Inc., Scout Distributors, LLC and the Company are subsidiaries of UMB Financial Corporation. Scout Investments, Inc., Scout Distributors, LLC and the Company entered into an agreement pursuant to which the Company provides distribution-related services to Scout Investments, Inc. and Scout Distributors, LLC. Pursuant to such agreement, Scout Investments, Inc. pays all fees and expenses related to the provision of such services. A portion of such expenses relates to the Company's agreement to compensate licensed representatives of the Company which are also employees of Scout Distributors, LLC, in compliance with applicable NASD rules. Revenue from Scout Investments, Inc. totaled $1,549,469 for the year ended December 31, 2017, which is included in Distribution Fees in the Statement of Income and Member's Equity. Of that, $1,273,379 is pass through revenue which is offset by employee compensation paid to Scout Distributors, LLC which totaled $1,273,379 for the year ended December 31, 2017. The additional $276,090 was revenue earned for distribution services provided to Scout Investments, Inc. for the year ended December 31, 2017. The agreement was terminated November 17, 2017 following the sale by UMB of Scout Investments, Inc. to Carillon Tower Advisors, a unit of Raymond James Financial.

NOTE 3 - Major Clients

For the year ended December 31, 2017, three clients accounted for $2,244,752 or approximately 81% of the Company's total revenue. Accounts receivable from these clients at December 31, 2017 totaled $108,904, or approximately 47% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company had net capital of $1,200,584 which was $1,175,584 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .1057 to 1 at December 31, 2017.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2017.

NOTE 5 - Income Taxes

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

In December 2017, the Tax Cuts and Jobs Act ("the Tax Act") was enacted. The Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35 percent to 21 percent for tax years beginning after December 31, 2017. The Company recognized the income tax effects of the Tax Act in its 2017 financial statements in accordance with Staff Accounting Bulletin No 118, which provides SEC staff guidance for the application of ASC Topic 740, Income Taxes. The Company's financial results reflect provisional amounts related to the income tax effects of the Tax Act for which a reasonable estimate could be determined. The company did not identify items for which the income tax effects of the Tax Act have not been completed and a reasonable estimate could not be determined as of December 31, 2017.

Income tax expense includes the following components:

	Year Ended December 31, 2017
Current:	
Federal	$126,642
State	16,135
Total current tax expense	$142,777

NOTE 5 - Income Taxes (cont.)

Deferred:		
Federal	$	(1,465)
State		1,068
Total deferred tax benefit		(397)
Income tax expense	$	142,380

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis.

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2017	
Deferred Tax Assets:		
Accrued expenses	$	2,852
Deferred Tax Liabilities:		
Prepaid expenses		(238)
Net Deferred Tax Asset	$	2,614

No valuation allowance, as defined by ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate for the year ended December 31, 2017 as follows:

Income before income tax expense	$	368,051
Tax expense at statutory rate of 35%	$	128,818
State income tax, net of federal effect		11,182
Other		2,380
Non deductible expense		
Total income tax expense	$	142,380
Effective tax rate		38.7%

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through date of issuance. No subsequent events were identified.

SUPPLEMENTAL INFORMATION

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the Securities and Exchange Commission Capital Rule
As of December 31, 2017

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 71,300
Customer deposits	12,222
Taxes payable – related party	42,405
Deferred taxes payable – related party	1,009
Total Aggregate Indebtedness	$ 126,936
Minimum required net capital (based on aggregate indebtedness)	$ 8,462
NET CAPITAL	
Member's equity	$ 2,156,978
Deductions:	
Accounts receivable	(230,622)
Prepaid expenses	(97,139)
Other assets	(3,197)
Deferred tax assets – related party	(3,507)
Non allowable cash	(621,929)
Net Capital	1,200,584
Net capital requirement (Minimum)	25,000
Capital in excess of minimum requirement	$ 1,175,584
Ratio of aggregate indebtedness to net capital	.1057 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 and INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

UMB DISTRIBUTION SERVICES, LLC

Milwaukee, Wisconsin

AGREED UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended December 31, 2017

UMB DISTRIBUTION SERVICES, LLC.

TABLE OF CONTENTS

Independent Accountants' Report	A
Accompanying Schedule	
Form SIPC-7	1-2

BAKER TILLY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

UMB Distribution Services, LLC

In accordance with Rule 17a 5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC 7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by UMB Distribution Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7). UMB Distribution Services, LLC management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

- Compared listed assessment payments in Form SIPC 7 with respective cash disbursement records, noting no differences.
- Compared the amounts reflected in the audited Form X 17A 5 for the year ended December 31, 2017 with amounts reported in the Form SIPC 7 for the year ended December 31, 2017, noting no differences.
- Compared any adjustments reported in Form SIPC 7 with supporting schedules and workpapers, noting no differences.
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of identify specified parties, and is not intended to be, and should not be, used by anyone other than those specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 26, 2018

UMB DISTRIBUTION SERVICES, LLC
Milwaukee, Wisconsin

FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
As of and for the Year Ended December 31, 2017

SEC
Mail Processing
Section

MAR 06 2018

Washington DC
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UMB DISTRIBUTION SERVICES, LLC

Milwaukee, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

As of and for the year ended December 31, 2017

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Exemption Report	2

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UMB Distribution Services identified the following provision of 17 C.F.R. § 15c3-3(k) under which UMB Distribution Services claimed an exemption from 17 C.F.R. § 240.15c3-3: (K)(1) (the "exemption provisions") and (2) UMB Distribution Services stated that UMB Distribution Services met the identified exemption provisions throughout the year ended December 31, 2017 without exception. UMB Distribution Services management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UMB Distribution Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (K)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
February 26, 2018

UMB

February 12, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

UMB Distribution Services, LLC operates under the provisions of the exemption from Rule 15c3-3 of the Securities Act of 1934, as amended, provided in paragraph (k)(1) of Rule 15c3-3.

UMB Distribution Services, LLC met all of the requirements necessary to claim the exemption provided for under paragraph (k)(1) for the year ended December 31, 2017 without exception.

Sincerely,

Christine Mortensen

Christine Mortensen
Senior Vice President -Finance

Distribution Services, LLC

235 West Galena Street
Milwaukee, Wisconsin 53212

888.844.3350
414.299.2171 Fax

umbfs.com